Exhibit 4.5

Convenience Translation from the German Original

Contract

between

AIXTRON SE

Kaiserstraße 98

D-52134 Herzogenrath

— in the following called the “Company” —

represented by the chairman of its Supervisory Board

Mr. Kim Schindelhauer

and

Mr. Wolfgang Breme

Kaiserberg 9

D-40878 Ratingen

— in the following called the “Board Member” —

Article 1

Preliminary remark

The Board Member has been appointed as a member of the Executive Board of AIXTRON SE for a period of 3 (three) years by resolution of the Supervisory Board of December 5, 2012.

Article 2

Tasks and duties

1.              Irrespective of the Board Member’s responsibility for the business management as a whole, the responsible management of the business division assigned to him in the schedule of responsibilities is incumbent upon the Board Member.

2.              The Board Member conducts the business of the Company in accordance with the law, the Articles of Association of the Company, the resolutions of the Annual General Meeting and the Supervisory Board, the rules of procedure of the Executive Board, the schedule of responsibilities as well as this service contract, with the due diligence of a prudent business manager. This responsibility also relates to companies directly or indirectly affiliated with the Company in accordance with Articles 15 ff. AktG [German Stock Corporation Act].

3.              The Board Member represents the Company under the terms of the Articles of Association. He is exempt from the restrictions of Article 181 BGB [German Civil Code] within the limits laid down by Article 112 AktG.

4.              The Company reserves the right to extend, limit or otherwise amend the scope of responsibilities of the Board Member.

5.              Irrespective of the direct allocation of areas of responsibility, all board members are jointly responsible for the financial success of the Company.

6.              The Board Member represents the Company jointly with one other board member or authorized representative.

7.              If desired by the Company, the Board Member will take on management board mandates or similar offices of companies in which the Company holds a direct or indirect interest. The Board Member is obligated to resign from such offices that he fulfills in the interest of the Company upon the termination of his role as a member of the Executive Board or earlier if requested by the Company. Full consideration for the assumption of such offices is provided by the compensation provided for in this contract.

Article 3

Secondary activities, working hours

1.              The Board Member has to execute the tasks incumbent upon him with the due care of a prudent and diligent board member. He has to place his full working capacity at the disposal of the Company, to promote its interests in every respect as well as to strive intently towards a successful cooperation with the other board members and the other employees.

2.             The Board Member shall make his full working capacity, experience and knowledge available to the Company. He is not bound by fixed working hours. He is, however, obliged to be available to provide his service at any time — when and so far as the good of the Company requires it.

3.              In so far as the Board Member is also the managing director of other companies, of which all or the majority of the shares belong to the Company, this activity is considered approved upon the conclusion of the appropriate employment contract or upon his appointment as managing director. In cases where there is a conflict, the Board Member is obliged to weigh up the conflicting demands and allot his working capacity and working hours accordingly.

4.              Secondary activities such as membership of an advisory or Supervisory Board are permissible at companies or organizations that do not stand in any current or potential competitive relationship with the Company. However, the prior written consent of the Chairman of the Supervisory Board is required.

Article 4

Benefits

1.              As remuneration for his work, the Board Member receives a monthly salary of €23,076.92 gross, which is paid 13 times per year. The annual salary accordingly amounts to €300,000. The monthly salary is to be paid at the end of each calendar month. The 13th salary is disbursed together with the payment of the salary for the month of November.

2.              In addition, the Board Member receives a bonus of 2.5% of the modified Group net income (in accordance with the IFRS consolidated financial statements) from a “profit-sharing pot”. The “profit sharing pot” is equal to 10% of the modified Group net income and shall not exceed a total of €6,500,000. The modified Group net income arises from the Group net income, in accordance with the Company’s consolidated financial statements certified by an auditor (IFRS), less any Group loss carryforwards and any amounts that are to be transferred to the revenue reserves in the AIXTRON SE financial statements in accordance with the law or the Articles of Association. The Group loss carryforwards arise from Group net losses from previous years, less Group net income from following years.

The bonus is paid out half in cash and half in shares of the Company.

The cash portion of the bonus falls due for payment within one month of adoption of the relevant annual consolidated financial statements by the Supervisory Board.

The portion of the bonus to be paid in shares will be converted into a full (not fractional) number of shares of the Company as a non-cancelable commitment; any remaining amount of the bonus will be canceled. The number of shares comprising the share portion of the bonus will be determined based on the closing price of the Company’s shares on the third business day following the annual general meeting of shareholders at which the annual financial statements and annual report are presented for the financial year for which the bonus is awarded. The transfer of the share portion of the bonus to the Board Member will occur on the third business day following the annual general meeting of shareholders in the third financial year following the award of the share portion of the bonus (time of transfer). The right to receive the share portion of the bonus will survive the termination of the Board Member’s employment with the Company irrespective of the reason for the termination — e.g., contractual termination, expiration of the contract, death. The share portion of the bonus will be paid out of own shares of the Company; in the event that the Company does not have any or a sufficient number of own shares that can be granted to the Board Member as of the time of transfer due to a lack of authorization of the Supervisory Board by the shareholders’ meeting, the Board Member will receive the corresponding value  of the share portion of the bonus paid out in part or in full in cash at the opening share price on the third business day following the annual general meeting of shareholders in the third financial year following the award of the share portion of the bonus.

If the Board Member’s employment with the Company is terminated without notice due to an important reason attributable to the Board Member, the right to a bonus will end as of the effectiveness of such termination.

3.              For the purposes of a pension scheme, the Company will pay the Board Member up to €40,000.00 p.a. at his choice either as the premium for life insurance to be taken out or as an additional component of his salary (gross).

The Company pays the regular premiums for accident insurance for the benefit of the Board Member; the sums insured are €500,000.00 in the event of accidental death, €1,000,000.00 in the event of accidental death as a result of the use of public transport and €1,000,000.00 in the event of disability according to a progressive disability scale.

4.              In addition to that, the Company pays the employer’s contributions to the compulsory health insurance or the same amount to alternative insurance with waiver.

5.              In the event that the Board Member’s employment ends during the financial year, all of the above remuneration benefits shall be calculated pro rata temporis.

6.              Any overtime, supplementary work, work on Sundays and public holidays as well as activities for subsidiary and affiliated companies that may arise are also satisfied by the remuneration regulated in the above.

7.              The Company intends to take out D&O insurance to insure all members of the boards of the Company. There is a deductible of at least 10% of the damages in each case up to a maximum of one-and-one-half times the fixed annual compensation. If the Board Member leaves the Company, the Board Member is entitled to receive a copy of the policies on request.

8.              The appropriateness of the remuneration set forth above will be reviewed after three years following the time of extension (i.e., on March 31, 2016).

Article 5

Other benefits

1.              For business travel, the Board Member is entitled to reimbursement of his travel expenses upon presentation of the appropriate receipts.

2.              An appropriate company car — Mercedes E class or equivalent — shall be made available to the Board Member. He is also entitled to use the passenger car placed at his disposal for private purposes. The Board Member shall bear the income tax on the monetary value of the benefit represented by this private use. The Company bears the running and maintenance costs.

Article 6

Continued payment of the benefits

1.              Should the Board Member be prevented from exercising his duties on the board on account of illness or for any other reason for which he bears no responsibility, then his monthly salary as defined in Article 4 paragraph 1 shall continue to be paid to him in full for the duration of 3 (three) months and at a rate of 50% for a further 9 (nine) months. Any illness benefit paid under a health insurance plan will be deducted from such amounts.

2.              The following shall apply concerning the profit-sharing bonus:

In the event that the Board Member suffers an illness or other incapacity for which he is not responsible for a duration of more than 6 (six) months, the profit-sharing bonus shall only be paid for the first 6 (six) months after the commencement of the incapacity. Following the resumption of his activities, the Board Member is entitled to the profit-sharing bonus for the current financial year pro rata temporis based on the full months remaining in that year.

3.              In the event of the death of the Board Member, his legal heirs as joint and several creditors shall receive the salary of the Board Member for the month in which the death occurs as well as for the 3 (three) subsequent months.

Article 7

Annual leave

1.              The Board Member is entitled to annual leave of 30 (thirty) days.

2.              The annual leave is to be arranged in coordination with the other board members in such a way that proper management and representation of the Company is always ensured.

Article 8

Prohibition on secondary employment and competition

1.              For the duration of the contract, the Board Member is not permitted to work at, consult for or in any way whatever support a company that is in current or potential competition with the Company, whether that be on an independent or dependent basis, or to establish such a company or to hold an interest in such a company, whether that be directly or indirectly, and whether that be on a casual or on a professional basis. The provisions of Article 88 AktG apply accordingly.

2.              In addition to that, the Board Member is prohibited for the duration of this service contract from holding an interest in other companies that are in competition with the Company or with which the Company maintains business relations, whether that be directly or indirectly. The only cases where this is not prohibited is when the company in question is a listed company and the commitment amounts to less than 2% of its share capital.

3.              Exceptions from these restrictions require the prior written approval of the Chairman of the Supervisory Board. Activities for subsidiary and affiliated companies of the Company are generally exempted from the provisions of this paragraph.

4.              In the event that the contract is not extended, the prohibition on competition applies for the duration of 24 (twenty-four) months following the termination of the contract. The post-termination prohibition on competition will not apply if the Board Member’s contract ends pursuant to Article 11, Paragraph 2 due to his reaching age 65.

5.              If the employment relationship is not extended beyond the appointment period as defined in Article 1, the following shall apply as compensation for the prohibition on competition: the Board Member shall receive 50% of the last monthly salary as defined in Article 4 Paragraph 1 for the duration of the prohibition on competition.

6.              The Company can waive the prohibition on competition at any time during the term of this contract with immediate effect. In such case, the Company will be released from the aforementioned compensation payments following a period of six months after receipt of the waiver by the Board Member.

7.              Any other income of the Board Member will be set off against the aforementioned compensation payments to the extent that such income, together with such compensation payments, exceed 100% of the most recent fixed compensation. The Board Member is obligated to report any other income as of the end of each financial quarter without demand; upon request by the Company, documentation of such information is to be provided.

8.              For each action by which the Board Member culpably violates the prohibition on competition during or after the term of this contract set forth herein, he must pay a contractual penalty equal to his last monthly gross fixed compensation. If the violation arises out of a capital investment in a competitor or the entry into an ongoing contractual relationship (e.g., an employment, service, sales agent or advisory agreement) (an ongoing violation), the contractual penalty will be due for each full or partial month in which the investment or contractual relationship persists. In the case of multiple violations, each will result in a separate contractual penalty, including repeatedly during a single month. However, if multiple violations occur within the context of an ongoing violation, these will be covered by the contractual penalties due with respect to the ongoing violation. In the event that multiple contractual penalties become due, the total amount of such penalties will not exceed six times the most recent gross monthly compensation. The right to claim additional damages beyond the contractual penalties is reserved; the same applies to any further legal rights and remedies resulting from a violation (e.g., cease-and-desist orders, termination of the right to gardening leave payments for the duration of the violation, etc.).

Article 9

Confidentiality

1.              The Board Member undertakes to maintain confidentiality concerning all business matters and procedures which he gains knowledge of within the framework of his activity, also following his departure from the Company.

2.              Upon his departure or leave of absence from the Company, the Board Member shall release to it all documents relating to the Company or an affiliated company, including duplicates and photocopies of these in his possession, but excluding generally accessible documents or such documents that the Board Member has acquired in another capacity, e.g. as a shareholder, and has to affirm to the Company in writing that this has been completed in full. The Board Member does not have any right to retention of these documents in any case.

Article 10

Service inventions

1.              All rights to inventions that can or cannot be protected, suggestions for improvements, designs, etc. — in the following called “inventions” — that the Board Member makes during the service relationship belong to the Company or to a third party designated by the Company. They are to be reported to the Chairman of the Supervisory Board in any event. The Board Member will do everything for the account of the Company that is necessary according to relevant legal regulations to acquire for the Company or the third party the corresponding legal protection at home and abroad for inventions of this kind.

2.              Inventions of the Board Member that cannot be protected are compensated by the benefits laid down in this contract. For inventions capable of protection that are reported in accordance with Article 10 paragraph 1, the valid regulations of AIXTRON SE are to be applied.

Article 11

Duration of the contract

1.              This contract comes into force with effect from April 1, 2013.

This contract ends as soon as the appointment as a board member ends, that is, upon the expiry of the contract on March 31, 2016 (ordinary term), unless it is extended or terminates earlier in accordance with Article 12.

If the appointment as a board member is extended by resolution of the Supervisory Board, then the duration of this contract is extended accordingly. The parties should agree on any extension at the latest 6 (six) months before the contract expires.

2.              This contract ends in any event, without this requiring any notice of termination, at the end of the month in which the Board Member turns 65 years of age.

3.              The right to terminate this contract without notice remains unaffected.

4.              The person competent to receive an extraordinary notice of termination given by the Board Member is the Chairman of the Supervisory Board. Notice of any termination has to be made in writing.

5.             The Company is entitled at any time, in particular following revocation of the appointment or following termination of this contract without notice, to discharge the Board Member from his obligation to provide service for the Company. If the service relationship is terminated or the appointment of the Board Member comes to an end, then the Board Member is under the obligation — even when the effectiveness of the termination and/or of the ending of the appointment to the board is contested — to terminate and resign from all offices and duties that have been assumed by him in connection with his activity for the Company and/or for its affiliated companies at the next possible date; the Supervisory Board can stipulate that these obligations become effective at a later point in time, at the latest, however, by the end of the employment contract.

Article 12

Settlement - change of control

1.              In the event of the early termination of the appointment of the Board Member to the board, this contract will terminate upon expiry of the notice period pursuant to §622 Par. 1 and 2 BGB without the need of an express notice of termination. If the early termination of the Board Member’s appointment to the board results from a revocation of such appointment, the Board member will receive a settlement in the amount of the fixed and variable compensation expected to be paid for the remaining term of this contract pursuant to Article 4, Paragraphs 1 and 2, not to exceed a settlement cap of two full years’ of compensation due under Article 4, Paragraphs 1 and 2. The remaining term for purposes of this clause shall be the period of time between the termination of the contract and the end of the ordinary term. The calculation of the settlement cap shall be done in accordance with Article 12, Paragraph 5. There shall be no further consideration in excess of this settlement. The entire amount of the settlement shall be due upon termination of this contract. The right to terminate this contract for an important reason under §626 BGB is unaffected by these provisions; if such right is exercised, the preceding terms of this Article 12, Paragraph 1 shall not be applicable.

2.              If the parties agree on a mutually acceptable settlement in the event of an early termination of this contract, the total value of all consideration paid by the Company to the Board Member shall not exceed the consideration contemplated by Article 12, Paragraph 1, including the settlement cap.

3.              If a change of control situation as described in Article 12, Paragraph 4 exists, the Board Member is entitled to terminate the service relationship with a notice period of 3 (three) months to the end of the month from the first occurrence of the change of control situation and to resign from his post on the termination date. He shall then be entitled to receive a settlement in the amount of the fixed and variable compensation expected to be paid for the remaining term (as defined in Article 12, Paragraph 1) of this contract pursuant to Article 4, Paragraphs 1 and 2, not to exceed the settlement cap (as defined in Article 12, Paragraph 1). The calculation of the settlement cap shall be done in accordance with Article 12, Paragraph 5. There shall be no further consideration in excess of this settlement. The entire amount of the settlement shall be due upon termination of this contract.

4.             A change of control situation as meant above exists if a third party or a group of third parties who contractually combine their shares in order to act subsequently as a third party, holds more than 50% of the Company’s ordinary share capital be it directly or indirectly.

5.              The settlement cap under Article 12, Paragraphs 1 and 3 shall be based on the total compensation paid under Article 4, Paragraphs 1 and 2 for the most recent financial year and such amounts expected to be payable in the then-ongoing financial year. This applies even if the contract ends as of the final day of the financial year.

Article 13

Final provisions

1.              Verbal ancillary agreements are not made; amendments and supplements to this contract have to be made in written form as a minimum in order to be effective. This requirement concerning written form can only be waived by written statement of the parties concluding the contract.

2.              Should provisions of this contract be legally invalid in full or in part or later lose their legal effect, then the validity of the remaining provisions of the contract shall not be affected by that. The same shall apply if a gap should emerge in this contract. In place of the invalid provision or to fill the gap, a suitable regulation is to be created that — in so far as legally possible — comes closest commercially to what the parties concluding the contract wanted or, based on the spirit and purpose of this contract, what they would have wanted had they considered this point.

3.              The two parties confirm that they have each received an executed copy of this contract.

Article 14

Venue

The registered office of the Company is agreed as the venue for disputes. The law of the Federal Republic of Germany shall apply.

January 27, 2013
The Chairman of the Supervisory Board	Date

January 7, 2013
The Board Member	Date